January 18, 2006

Mail Stop 4561

Rimas Buinivicius
Chairman and Chief Executive Officer
Sonic Foundry, Inc.
222 West Washington Avenue
Madison, WI 53703


      Re:	Sonic Foundry, Inc.
		Registration Statement on Form S-3
      Filed December 22, 2005
		File No. 333-130612



Dear Mr. Buinivicius:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3
Selling Stockholders, page 13
1. Please concisely describe the transactions in which the selling stockholders received their shares. Such discussion should include, for each transaction, the date, the nature of the transaction such as manner in which the shareholders acquired the stock, the specific stockholders who received their shares in each transaction, and the specific exemption from registration claimed for that transaction as well as the facts to support that claimed exemption. The disclosure in the various footnotes needs to be included in a single, consolidated discussion of the transactions prior to the selling stockholder list.
2. Please confirm, if true, that there are no registered broker-dealers among the selling stockholders. Please also disclose whether there are any affiliates of registered broker-dealers among the selling stockholders and, if so, whether their shares were acquired in the normal course of business and whether there were any agreements to resell these shares at the time they were acquired.
3. Please identify the natural persons who exercise voting and/or dispositive powers over the securities offered by The TechPar Group and by Twentieth Century Market, Inc.. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 15
4. We note that the selling stockholders may use the shares registered herewith to settle short accounts. Please confirm that they are aware of Corporation Finance Telephone Interpretation A.65.
In your response letter, describe the steps the issuer and each of the selling security holders have taken to ensure compliance with Regulation M. See paragraph (b)(7) of Rule 461.


Signatures
5. Please have the Principal Accounting Officer or the Controller sign the Form S-3, as required by Instruction 1 to the Signatures. In this regard, we note that this individual is also required to sign all reports filed pursuant to the Securities Exchange Act of 1934. If a person already signing the document functions as the Principal
Accounting Officer or Controller, Please designate that person as such. Please see, for example, General Instruction D(2)(a) to Form
10-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3642 with any other questions.

      					Sincerely,


      					Mark P. Shuman
      					Branch Chief - Legal



CC:	Frederick H. Kopko, Jr.
	McBreen & Kopko
	20 N. Wacker Dr., Suite 2520
	Chicago, IL 60606
	Facsimile: (312) 332-2059
Simas Buinivicius, Chairman
Sonic Foundry, Inc.
January --, 2006
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